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February 14, 2020

Via EDGAR, Email and Courier

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Enzo Biochem, Inc.
       Preliminary Proxy Statement filed on February 11, 2020
       File No. 001-09974

Dear Mr. Hindin:

       On behalf of our client, Enzo Biochem, Inc., a New York corporation (the "Company" or
"we"), set forth below are our responses to comments received from the staff of the Division of
Corporation Finance (the "Staff") of the Securities and Exchange Commission
(the
"Commission") by letter dated February 13, 2020, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on February11, 2020, File No. 001-09974.

       For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Revised Preliminary Proxy Supplement unless otherwise specified.
Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Supplement.

1. We note your response to prior comment 1. We reissue the portion of the comment requesting a description of the procedural requirements to postpone an annual meeting.

       Response: The Company respectfully acknowledges the Staff's comment and advises the
       Staff that the procedural requirements for the Company to postpone an annual meeting are as follows:
***Copyrighted Material Omitted
         First, it requires board action.1 Second, it requires a notice to shareholders.2 Third, it requires a new record date if the previous record date is more than sixty days before the date of the rescheduled annual meeting.3 Lastly, it requires the filing and mailing of a proxy supplement.

1
  NY BCL   602 and Article I, Section 1 of the By-Laws.
2
  NY BCL   605 and Article I, Section 3 of the By-Laws.
3
  NY BCL   604(a) and Article VII, Section 6 of the By-Laws.




United States Securities and Exchange Commission
Division of Corporation Finance
February 14, 2020
Page 2

2. In addition, please confirm in your response letter that if quorum had been established at the January 31 meeting, the Board could still have adjourned the meeting over the objection of holders of the majority of shares present in person or by proxy or a majority of shares of the voting stock outstanding. In responding to this portion of the comment, please address NY BCL section 608(d), In re Dollinger Corp., 274 N.Y.S.2d 285, 287
        (N.Y. Sup Ct. 1966)("It is the shareholders' meeting, the owners of the company, who have the right to make a decision on a question of adjournment, and not of the president who has only the duty of presiding.") and Article 1, Section 6 of the By-Laws, including the penultimate sentence thereto ("[i]n the absence of a quorum, the holders of a majority of the votes of the shares of stock present in person or by proxy and entitled to vote, or if no shareholder entitled to vote is present, then any officer of the Corporation may adjourn the meeting from time to time"). We note that the authority cited in the response to prior comment 1 to support the directors' ability to adjourn a meeting is that of the Delaware Court of Chancery as opposed to that of a New York court.

        Response: The Company respectfully acknowledges the Staff's comment and informs the
        Staff that although the chairman of the meeting did not hold a shareholder vote on adjournment, the members of Enzo's board of directors (the "Board") and management team held the majority of shares present in person or by proxy at the January 31 meeting and would have voted in favor of adjourning the meeting. Still, if quorum had been established at the January 31 meeting, the Board could still have adjourned the meeting over the objection of holders of the majority of shares present in person or by proxy or a majority of shares of the voting stock outstanding.

        The cited Dollinger case from 1966 is not only over 50 years old but it can also be distinguished from Enzo's case in several ways. Moreover, there is a more recent case from
        1990, enclosed hereto as Exhibit A, where the actions of the chairman in unilaterally adjourning an annual meeting without shareholder vote was deemed proper under the circumstances by the New York Supreme Court.4 Both cases require that an "adjournment was called for the purpose of thwarting the wishes of the shareholders," which was not the
            case in Enzo's situation   Enzo is merely affording shareholders an
additional choice of
           expanding the Board and is not opposing the election of the two Harbert nominees. Article
           I, Section 6 of the By-Laws merely speaks to adjournment in the absence of a quorum.
           Moreover, it does not grant an exclusive right to shareholders to adjourn because it does not use the words "only" or "exclusively". Finally, this section does not speak to the power of the chairman of the meeting to adjourn a meeting, to whom Article I, Section 8 of the
           By-Laws gives the express right to determine the order of business:
"The order of business
           at all meetings of the shareholders shall be as determined by the chairman of the meeting."

4
    See Jordan v. Allegany Co-op Ins. Co., 147 Misc.2d 768 (1990).




United States Securities and Exchange Commission
Division of Corporation Finance
February 14, 2020
Page 3

3. Please advise us as to what communication, if any, the Company provided to shareholders to clarify that notwithstanding that the meeting was "delayed" until
           February 25, as disclosed in the January 28 press release filed as additional definitive material on January 29, 2020, that the meeting would still be held on January 31 in order for it to be adjourned.

           Response: The Company respectfully acknowledges the Staff's comment and informs the
           Staff that the Company clarified this in its filing of the preliminary supplement to the proxy statement on the morning of January 31, 2020. We note that, in our opinion, the Board did not require a shareholder vote for the delay, regardless of whether it was implemented as adjournment or postponement, as more fully explained in this letter above and in our previous letter dated February 11, 2020. We also note that it is not at all uncommon for companies to announce the adjournment of a shareholder meeting on the morning of a shareholder meeting.

                                                    * * * * *

       Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

                                                                     Very truly
yours,

                                                                     SIDLEY
AUSTIN LLP

                                                                     By: /s/
Kai Haakon E. Liekefett
                                                                     Name:Kai
Haakon E. Liekefett

cc:        Dr. Elazar Rabbani, Ph.D.
       Chairman of the Board, Chief Executive Officer, and Secretary Enzo Biochem, Inc.


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